Exhibit 4.4

CELLECTIS SA

CHANGE IN CONTROL SEVERANCE PLAN AND SUMMARY PLAN DESCRIPTION

The Board of Directors of Cellectis S.A has adopted this Global Change in Control Severance Plan for the benefit of non-executive employees of the Company and its Affiliates, on the terms and conditions hereinafter stated. All capitalized terms used herein are defined in Section 1 hereof.

SECTION 1.
DEFINITIONS. As hereinafter used:
1.1.
"Affiliate" means, with respect to any individual or entity, any other individual or entity who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such individual or entity. For purposes of this definition, “control” shall mean the possession, directly or indirectly, of at least fifty percent (50%) of the voting rights.
1.2.
"Appendices" means (i) the Appendix A whose terms apply to the non U.S. Eligible Employees and (ii) the Appendix B whose terms apply to the U.S. Eligible Employees.
1.3.
"Board" means the board of directors of Cellectis S.A.
1.4.
"Cellectis Group" shall mean Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc., as long as they are Affiliates of Cellectis S.A.
1.5.
"Change in Control" shall mean with respect to Cellectis SA, (a) a merger, reorganization, combination, or consolidation of Cellectis S.A. or its ultimate parent with a Third Party that results in the holders of beneficial ownership of the voting securities or other voting interests of Cellectis S.A. or its ultimate parent immediately prior to such merger, reorganization, combination, or consolidation ceasing to hold benefical ownership of at least 50% of the combined voting power of the surviving entity or the ultimate parent of the surviving entity immediately after such merger, reorganization, combination, or consolidation, (b) a transaction or series of transactions, or event, as a result of which or following which a Third Party, alone or together with its affiliates, becomes the beneficial owner of at least fifty percent (50%) of the voting rights of Cellectis S.A. or its ultimate parent; or (c) the sale, lease, exchange, contribution, or other transfer (in one (1) transaction or a series of transactions) to a Third Party of all or substantially all of Cellectis S.A. or its ultimate parent’s assets.
1.6.
"Change in Control Protection Period" means the period beginning on a Change in Control and ending on the first anniversary thereof.

1.7.
"Company" means Cellectis S.A., a French corporation located at 8, rue de la Croix Jarry, 75013 Paris, FRANCE, and any successors thereto (“Cellectis SA”) and where the context requires, Cellectis, Inc. or Cellectis Biologics, Inc.
1.8.
"Plan Effective Date" means May [27], 2024,
1.9.
"Eligible Employee" means any full time employee of Cellectis S.A. and of the Cellectis S.A.’s Affiliates, including Cellectis, Inc. and Cellectis Biologics, Inc., other than an executive employee of Cellectis SA, Cellectis, Inc. or Cellectis Biologics, Inc.
1.10.
"Global Plan" means this Cellectis Group Change in Control Severance Plan and its Appendices, as it may be amended from time to time.
1.11.
"Plan Administrator" is the Board.
1.12.
"Severance Pay" has the meaning set forth in the applicable Appendices.
1.13.
"Severance" has the meaning set forth in the applicable Appendices.
1.14.
"Termination Date" means the effective date of the Severance as specified in the applicable Appendices.
1.15.
“Third Party” means any person or entity other than the entities of the Cellectis Group.
1.16.
"Minimum Severance Pay" has the meaning set forth in Section 2.3.
1.17.
"Monthly Annual Compensation" shall mean the quotient equal to (a) the sum of an Eligible Employee's (i) annual regular base salary or annualized regular base rate of compensation plus (ii) annual (or annualized) target bonus, each as in effect on the Eligible Employee's Termination Date or, for Eligible Employees in Appendix B, if greater, as in effect immediately prior to an event constituting Good Reason, excluding any equity-based compensation, commissions, retention, overtime or supplemental pay and fees payable to the Eligible Employee, divided by (b) twelve (12). For Eligible Employees whose regular rate of base compensation is calculated based on the number of hours worked each week, "annualized regular rate of base compensation" shall be determined based on the product of (i) the Eligible Employee's average hours worked per month over the preceding twelve (12) months, not to exceed one hundred seventy-three point thirty three (173.33) hours worked per month, multiplied by (ii) the Eligible Employee's regular hourly rate of compensation multiplied by (iii) twelve (12).
SECTION 2.
SEVERANCE BENEFITS
2.1.
Generally. Subject to the terms of the Plan, each Eligible Employee shall be entitled to severance payments and/or benefits pursuant to the provisions of Section 2 of this Plan, and applicable Appendices, if the Eligible Employee incurs a Severance, as defined in the applicable Appendix, and complies with the applicable requirements of the Global Plan.
2.2.
[intentionally left blank] .
2.3.
Severance Pay. Subject to the terms of the applicable Appendix, the Company shall provide to each Eligible Employee, who incurs a Severance a minimum Severance Pay based on the Eligible Employee’s job level (the “Minimum Severance Pay”):

Cellectis Job Level	Minimum Severance Pay for Eligible Employees
13 and 14 (i.e. (a) SVP/VP direct reports to CEO and (b) functional area heads)	Eligible Employee's Monthly Annual Compensation multiplied by twelve (12) months
13 and 14 (i.e. SVP/VP direct Reports to an Executive commitee member (non-CEO))	Eligible Employee's Monthly Annual Compensation multiplied by six (6) months
10 to 12 (i.e. (a) Executive Director, (b) Senior Director, and (c) Director	Eligible Employee's Monthly Annual Compensation multiplied by six (6) months
8 to 9 (i.e. (a) Associate Director, (b) Senior Manager, (c) Principal or (iv) Senior Scientist	Eligible Employee's Monthly Annual Compensation multiplied by four (4) months
3 to 7 (i.e. (a) Managers, (b) Individual contributors)	Eligible Employee's Monthly Annual Compensation multiplied by three (3) months

Without limiting the foregoing, Severance Pay hereunder shall not be reduced in respect of any payment or other benefit due to an Eligible Employee in respect of Company stock options, or any other equity-based awards of the Company or any Affiliate.

SECTION 3.
PLAN ADMINISTRATION.
3.1
Plan Administrator shall administer the Plan and may interpret the Plan, prescribe, amend and rescind rules and regulations under the Plan and make all other determinations necessary or advisable for the administration of the Plan, subject to all of the provisions of the Plan.

3.2
The Plan Administrator may delegate any of its duties hereunder to such person or persons from time to time as it may designate.
3.3
The Plan Administrator is empowered, on behalf of the Plan, to engage accountants, legal counsel and such other personnel as it deems necessary or advisable to assist it in the performance of its duties under the Plan. The functions of any such persons engaged by the Plan Administrator shall be limited to the specified services and duties for which they are engaged, and such persons shall have no other duties, obligations or responsibilities under the Plan. Such persons shall exercise no discretionary authority or discretionary control respecting the management of the Plan. All reasonable expenses thereof shall be borne by the Company.
SECTION 4.
PLAN MODIFICATION OR TERMINATION.

The Plan may be terminated or amended by the Board at any time; provided, however, that the Plan may not be terminated or amended during the Change in Control Protection Period or in respect of a Severance that occurred during the Change in Control Protection Period.

SECTION 5.
GENERAL PROVISIONS.

5.1. Except as otherwise provided herein or by law, no right or interest of any Eligible Employee under the Plan shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including without limitation by execution, levy, garnishment, attachment, pledge or in any manner; no attempted assignment or transfer thereof shall be effective; and no right or interest of any Eligible Employee under the Plan shall be liable for, or subject to, any obligation or liability of such Eligible Employee. When a payment is due under this Plan to a Eligible Employee who is unable to care for his or her affairs, payment may be made directly to his or her legal guardian or personal representative.

5.2. Neither the establishment of the Plan, nor any modification thereof, nor the creation of any fund, trust or account, nor the payment of any benefits shall be construed as giving any Eligible Employee, or any person whomsoever, the right to be retained in the service of the Company or any subsidiary thereof, and all Eligible Employees shall remain subject to discharge to the same extent as if the Plan had never been adopted.

5.3. If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Plan shall be construed and enforced as if such provisions had not been included.

5.4. This Plan shall inure to the benefit of and be binding upon the heirs, executors, administrators, successors and assigns of the parties, including each Eligible Employee, present and future, and any successor to the Company. If an Eligible Employee dies while any amount would still be payable to such Eligible Employee hereunder (following a Severance), all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan to the executor, personal representative or administrators of the severed employee's estate.

5.5. The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

5.6. The Plan shall not be required to be funded unless such funding is authorized by the Board. Regardless of whether the Plan is funded, no Eligible Employee shall have any right to, or interest in, any assets of any Company which may be applied by the Company to the payment of benefits or other rights under this Plan.

5.7. Any notice or other communication required or permitted pursuant to the terms hereof shall have been duly given when delivered or mailed by first class, postage prepaid, addressed to the intended recipient at his, her or its last known address.

5.8 All benefits hereunder shall be reduced by applicable withholding and shall be subject to applicable tax reporting, as determined by the Plan Administrator.

SECTION 6.
CLAIMS, INQUIRIES, APPEALS.

6.1. Applications for Benefits and Inquiries. Any application for benefits, inquiries about the Plan or inquiries about present or future rights under the Plan must be submitted to the Company in writing, as follows:

Cellectis SA

8 rue de la Croix Jarry

75013 Paris – France

6.2. Denial of Claims. In the event that any application for benefits is denied in whole or in part, the Plan Administrator must notify the applicant, in writing, of the denial of the application, and of the applicant's right to review the denial. The written notice of denial will be set forth in a manner designed to be understood by the employee, and will include specific reasons for the denial, specific references to the Plan provision upon which the denial is based, a description of any information or material that the Plan Administrator needs to complete the review and an explanation of the Plan's review procedure.

This written notice will be given to the employee within ninety (90) days after the Plan Administrator receives the application, unless special circumstances require an extension of time, in which case, the Plan Administrator has up to an additional ninety (90) days for processing the application. If an extension of time for processing is required, written notice of the extension will be furnished to the applicant before the end of the initial ninety (90)-day period.

This notice of extension will describe the special circumstances necessitating the additional time and the date by which the Plan Administrator is to render his or her decision on the application. If written notice of denial of the application for benefits is not furnished within the specified time, the application shall be deemed to be denied. The applicant will then be permitted to appeal the denial in accordance with the Review Procedure described below.

6.3. Request for a Review. Any person (or that person's authorized representative) for whom an application for benefits is denied (or deemed denied), in whole or in part, may appeal the denial by submitting a request for a review to the Plan Administrator within 60 days after the application is denied (or deemed denied). The Plan Administrator will give the applicant (or his or her representative) an opportunity to review pertinent documents in preparing a request for a review and submit written comments, documents, records and other information relating to the claim. A request for a review shall be in writing and shall be addressed to:

Cellectis SA

8 rue de la Croix Jarry

75013 Paris - France

+33 (0)1 81 69 16 00

A request for review must set forth all of the grounds on which it is based, all facts in support of the request and any other matters that the applicant feels are pertinent. The Plan Administrator may require the applicant to submit additional facts, documents or other material as he or she may find necessary or appropriate in making his or her review.

6.4. Decision on Review. The Plan Administrator will act on each request for review within sixty (60) days after receipt of the request, unless special circumstances require an extension of time (not to exceed an additional sixty (60) days), for processing the request for a review. If an extension for review is required, written notice of the extension will be furnished to the applicant within the initial sixty (60)-day period. If written notice of denial of the application for benefits is not furnished within the specified time, the application will be deemed to be denied. The Plan Administrator will give prompt, written notice of his or her decision to the applicant. In the event that the Plan Administrator confirms the denial of the application for benefits in whole or in part, the notice will outline, in a manner calculated to be understood by the applicant, the specific Plan provisions upon which the decision is based.

6.5. Exhaustion of Remedies. No legal action for benefits under the Plan may be brought until the claimant (a) has submitted a written application for benefits in accordance with the procedures described in Section 6.1, (b) has been notified by the Plan Administrator that the application is denied (or the application is deemed denied due to the Plan Administrator's failure to act on it within the established time period), (c) has filed a written request for a review of the application in accordance with the appeal procedure described in Section 6.3 and (d) has been notified in writing that the Plan Administrator has denied the appeal (or the appeal is deemed to be denied due to the Plan Administrator's failure to take any action on the claim within the time prescribed by Section 6.4).

* * *

Appendix A.

Definitions & Provisions for Eligible Employees of Cellectis SA

All capitalized terms used herein are defined in Section I, Appendix A, hereof. All capitalized terms used herein and that are not defined in this Appendix A shall have the meanings set forth in the Global Plan.

I.
DEFINITIONS. As hereinafter used:
A.
"Comité Social et Economique" or "CSE" means the body representing the employees, as set out in Articles [X] of the French Labor Code (“Code du Travail”) as amended or any other measures intended to replace or modify it.
B.
"Plan de Sauvegarde de l’Emploi" or "PSE" means the redundancy plan as set out in Articles [XXX] et seq. of the French Labor Code (“Code du Travail”)
C.
"Severance " means, the dismissal for economic reason of an Eligible Employee, of which
a)
the notification, in the case of individual dismissal, for economic reason, or
b)
the first information-consultation meeting of the CSE (or any other similar body) in the event of collective redundancies for economic reasons,

occurs within 12 months of the Change in Control as defined in the Global Plan (the “Termination Date”).

D.
"Severance Pay" shall mean the amount to be paid at the end of the employment contract to the Eligible Employee who incurs a Severance, as determined as per Section II.A. below.

II.
SEVERANCE BENEFITS

The Company shall comply with applicable laws and regulations, including without limitation those applicable to the information and consultation procedure of the CSE for a reorganisation project with the implementation of a PSE or negotiations with the trade unions a collective PSE agreement.

The Severance Pay determined for individual dismissal for economic reasons or defined in a PSE will take precedence, provided however that the Severance Pay cannot be lower than the Minimum Severance Pay provided for in Section 2.3 of the Global Plan.

Appendix B. Definitions & Provisions for Eligible Employees of U.S. Affiliates of Cellectis SA

All capitalized terms used herein are defined in Section I, Appendix B, hereof. All capitalized terms used herein and that are not defined in this Appendix A shall have the meanings set forth in the Global Plan. The Plan is intended to help retain qualified employees, maintain a stable work environment and provide economic security to eligible employees in the event of certain terminations of employment. The Plan, as a "severance pay arrangement" within the meaning of Section 3(2)(B)(i) of ERISA, is intended to be excepted from the definitions of "employee pension benefit plan" and "pension plan" set forth under Section 3(2) of ERISA, and is intended to meet the descriptive requirements of a plan constituting a "severance pay plan" within the meaning of regulations published by the Secretary of Labor at Title 29, Code of Federal Regulations §2510.3-2(b).

I.
DEFINITIONS. As hereinafter used:
A.
“Cause” shall mean (a) a good faith finding by the Company that the Eligible Employee has (i) failed to substantially perform his reasonably assigned duties for the Company, or (ii) the Eligible Employee has engaged in dishonesty, gross negligence or misconduct, which dishonesty, gross negligence or misconduct has had a material adverse effect on the Company, (b) the conviction of the Eligible Employee of, or the entry of a plea of guilty or nolo contendere by the Eligible Employee to, any felony, or (c) breach by the Eligible Employee of any material provision of this Plan or other agreement with the Company.
B.
"Code" means the Internal Revenue Code of 1986, as amended.
C.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
D.
“Good Reason” shall mean the occurrence, without the Eligible Employee prior written consent, of any of the following events: (i) a material diminution of the Eligible Employee cash compensation; (ii) a requirement that the Eligible Employee’s principal place of providing services to the Company change by more than 50 miles, other than in a direction that reduces the Eligible Employee daily commuting distance; (iii) any material breach by the Company of a material provision of this Agreement; or (iv) a material diminution in the Eligible Employee -duties, or responsibilities, provided, however, and for the avoidance of doubt, that Good Reason shall not exist if the Eligible Employee no longer holds the same title or functional role within an entity resulting from a Change in Control, so long as the Eligible Employee’s responsibilities are not substantially diminished. Notwithstanding the occurrence of any of the foregoing events or circumstances, a resignation shall not be deemed to constitute resignation for Good Reason unless (x) the Eligible Employee gives the Company a written notice of the purported Good

Reason (no more than 90 days after the initial existence of such event or circumstance), (y) such event or circumstance has not been fully corrected (and the Eligible Employee has not been reasonably compensated for any losses or damages resulting therefrom) within 30 days following the Company’s receipt of such notice, and (z) if the Company does not correct, the Executive ends his employment not more than 30 days following the period to correct in (y).
E.
"Parachute Amount" has the meaning set forth in Section 2.6.
F.
"Reduced Amount" has the meaning set forth in Section 2.6.
G.
"Release Effective Date" has the meaning set forth in Section 2.7.
H.
"Section 409A" has the meaning set forth in Section 2.8.
I.
"Severance" means (i) the termination of an Eligible Employee's employment by the Company and its Affiliates without Cause or (ii) a resignation by the Eligible Employee for Good Reason, provided that the Severance shall be notified by a ten-day prior written notice and shall occur during the Change in Control Protection Period.
J.
"Severance Pay" has the meaning set forth in 2.1.
K.
"Severance Period" means the period beginning from the Termination Date and ending at the end of the period of the greater of (a) the sum of the number of months in clauses (i) and (ii) of the table set forth in Section II-A, rounded up to the nearest half (.5) month, or (b) the Minimum Severance Pay. For Eligible Employees in job level 13 and 14, reporting directly to the CEO and functional area heads, the Severance Period is twelve (12) months, irrespectively of the number of Years of Service. The maximum Severance Period is twelve (12) months
L.
"Minimum Severance Pay" has the meaning set forth in Section 2.1 of the Global Plan.
M.
"Years of Service" means, measured from the Eligible Employee's date of hire through the Eligible Employee's Termination Date, the quotient equal to the number of months of employment with the Company or an Affiliate, rounded up to the nearest whole month, divided by twelve (12). For purposes of this definition, authorized leaves of absence shall not be deemed to have interrupted an Eligible Employee's continuous employment.

II.
SEVERANCE BENEFITS
A.
Severance Pay. Subject to the terms of the Plan, the Company shall provide to each Eligible Employee, who is not legally or contractually entitled to severance benefits, that incurs a Severance an amount equal to the following based on the Eligible Employee's job level below (the "Severance Pay"):

Cellectis Job Level	Severance Pay
13 and 14 (i.e. (a) SVP/VP direct reports to CEO and (b) functional area heads)	Eligible Employee's Monthly Annual Compensation multiplied by twelve (12) months
13 and 14 (i.e. SVP/VP direct Reports to an Executive committee member (non-CEO))

Eligible Employee's Monthly Annual Compensation multiplied by the sum of (i) five (5) months and (ii) the number of months equal to one half month (.5) months multiplied by the Eligible Employee's Years of Service

10 to 12 (i.e. (a) Executive Director, (b) Senior Director, and (c) Director

Eligible Employee's Monthly Annual Compensation multiplied by the sum of (i) four (4) months and (ii) the number of months equal to one half month (.5) months multiplied by the Eligible Employee's Years of Service

8 to 9 (i.e. (a) Associate Director, (b) Senior Manager, (c) Principal or (iv) Senior Scientist

Eligible Employee's Monthly Annual Compensation multiplied by the sum of (i) three (3) months and (ii) the number of months equal to one half month (.5) months multiplied by the Eligible Employee's Years of Service

3 to 7 (i.e. (a) Managers, (b) Individual contributors)

Eligible Employee's Monthly Annual Compensation multiplied by the sum of (i) two (2) months and (ii) the number of months equal to one half month (.5) months multiplied by the Eligible Employee's Years of Service

Notwithstanding the foregoing, the maximum Severance Pay is the Eligible Employee's Monthly Annual Compensation multiplied by twelve (12) months.

The minimum Severance Pay is specified under Section 2.3 of the Global Plan.

In each case, Severance Pay shall be paid in approximately equal installments in accordance with the Company's regular payroll practices for the duration of the Severance Period, provided that Severance Pay shall commence to be paid on the first regular payroll date of the Company that occurs after the Release Effective Date, and the first payment thereof shall include a catch-up payment to cover amounts retroactive to the day immediately following the Termination Date. To the extent permitted under Section 409A, in the sole discretion of the Plan Administrator, Severance Pay may be paid in a cash lump sum, on the first regular payroll date of the Company that occurs after the Release Effective Date.

B.
Benefits Continuation. If the Eligible Employee is eligible for and timely elects to continue receiving group medical and/or dental insurance under the continuation coverage rules of the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA") the Company will pay the premium cost, at the same rate that it contributes to the premium cost for active employees and dependents, for coverage of the Eligible

Employee and their dependents under the Company's medical, dental, and/or vision plans until the earlier of (i) the end of the applicable Severance Period, (ii) or the commencement of employment that offers the Eligible Employee eligibility for medical plans; provided, however, that the Company may instead, in its discretion, provide substantially similar benefits or payment outside of the Company's benefit plans if the Company reasonably determines that providing such alternative benefits or payment is appropriate to minimize potential adverse tax consequences and penalties. This period of continued benefits shall run concurrently with (and shall count against) the Company's obligation to provide continuation coverage pursuant to COBRA.
C.
Outplacement the Company will provide (or will cause to be provided) to each Eligible Employee who incurs a Severance, outplacement services suitable to the Eligible Employee's position for a minimum period of six (6) months following the Eligible Employee's Termination Date.

Impact of Section 4999 Excise Tax: Maximum After-Tax Benefit Following a Change of Control. Except to the extent that a more favorable treatment is provided to an Eligible Employee by the Company in writing, in the event that part or all of the consideration, compensation or benefits to be paid to an Eligible Employee under this Plan or any other plan, arrangement or agreement applicable to such Eligible Employee, constitutes "excess parachute payments" under Section 280G(b) of the Code subject to an excise tax under Section 4999 of the Code (collectively, the "Parachute Amount"), the amount of excess parachute payments which would otherwise be payable to such Eligible Employee or for such Eligible Employee's benefit shall be reduced to the extent necessary so that no amount of the Parachute Amount is subject to an excise tax under Section 4999 (the "Reduced Amount"); provided that such amounts shall not be so reduced if, without such reduction, such Eligible Employee would be entitled to receive and retain, on a net after-tax basis (including, without limitation, after any excise taxes payable under Section 4999), an amount of the Parachute Amount which is greater than the amount, on a net after-tax basis, that such Eligible Employee would be entitled to retain upon receipt of the Reduced Amount. All determinations with respect to the Parachute Amount shall be made by a nationally recognized certified public accounting firm or other firm that is retained and paid by the Company for such purpose prior to the Change in Control, which firm shall not, without such Eligible Employee's consent, be changed following the Change in Control. Such determinations shall be binding upon the Company and shall be made promptly following the Change in Control and as appropriate thereafter, in order to permit payment in accordance with the provisions of this Plan.

Release. No Eligible Employee who incurs a Severance shall be eligible to receive Severance Pay unless he or she first executes a release in favor of the Company in the form attached hereto as Annex A and the release becomes effective and irrevocable within sixty (60) days following the Eligible Employee's Termination Date (such date the release becomes effective and irrevocable, the "Release Effective Date"); provided, however, that if the 60th day following the Termination Date falls in the calendar year following the year in which the Termination Date occurs, any payments or other benefits under the Plan shall be paid no earlier than January 1 of the calendar year following the year in which the Termination Date occurs.

Section 409A. It is intended that payments and benefits under this Plan will not subject Eligible Employees to taxation under Section 409A of the Code and the regulations thereunder ("Section 409A") and, accordingly, this Plan shall be interpreted and administered to be either exempt from or in compliance therewith. Specifically, any taxable benefits or payments provided under this Plan are intended to be separate and distinct payments that qualify for the "short-term deferral" exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the separation pay exceptions to Section 409A, to the maximum extent possible. To the extent that none of these exceptions (or any other available exception) applies, then notwithstanding anything contained herein to the contrary, and to the extent required to comply with Section 409A, if an Eligible Employee is a "specified employee," as determined under the Company's policy for identifying specified employees on the Eligible Employee's Termination Date, then all amounts due under the Plan that constitute a "deferral of compensation" within the meaning of Section 409A of the Code, that are provided as a result of a separation from service within the meaning of Section 409A, and that would otherwise be paid or provided during the first six months following the Termination Date, shall be accumulated through and paid or provided on the first business day that is more than six months after the Termination Date (or, if the Eligible Employee dies during such six-month period, within 90 days after the Eligible Employee's death). Notwithstanding anything contained herein to the contrary, an Eligible Employee shall not be considered to have terminated employment with the Company or its Affiliates for purposes of any payments under this Plan which are subject to Section 409A until the Eligible Employee would be considered to have incurred a "separation from service" within the meaning of Section 409A. In no event may an Eligible Employee, directly or indirectly, designate the calendar year of any payment to be made under this Plan that is considered nonqualified deferred compensation. The Company makes no representation that any or all of the payments described in this Plan shall be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The Eligible Employee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

GENERAL PROVISIONS.

To the extent not preempted by federal law, which shall otherwise control, this Plan shall be construed and enforced according to the laws of the State of Delaware, without regard to its choice-of-law principles.

The Plan, as a "severance pay arrangement" within the meaning of Section 3(2)(B)(i) of ERISA, is intended to be excepted from the definitions of "employee pension benefit plan" and "pension plan" set forth under section 3(2) of ERISA, and is intended to meet the descriptive requirements of a plan constituting a "severance pay plan" within the meaning of regulations published by the Secretary of Labor at Title 29, Code of Federal Regulations §2510.3-2(b).

CLAIMS, INQUIRIES, APPEALS.

Rules and Procedures. The Plan Administrator may establish rules and procedures, consistent with the Plan and with ERISA (when applicable), as necessary and appropriate in carrying out his or her responsibilities in reviewing benefit claims. The Plan Administrator may require an applicant who wishes to submit additional information in connection with an appeal from the denial (or deemed denial) of benefits to do so at the applicant's own expense.

ERISA RIGHTS STATEMENT.

As a participant in the Plan, the Eligible Employee to the extent he or she is a resident of the United States of America (referred to in this Section 7 as "you" or "your") is entitled to certain rights and protections under ERISA. ERISA provides that all Plan participants shall be entitled to:

Receive Information About Your Plan and Benefits

 Examine, without charge, at the Plan Administrator's office and at other specified locations, all Plan documents, including the Plan and a copy of the latest annual report (Form 5500 Series) filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration.

 Obtain, upon written request to the Plan Administrator, copies of Plan documents, including the Plan and copies of the latest annual report (Form 5500 Series). The Plan Administrator may require a reasonable charge for the copies.

Prudent Actions by Plan Fiduciaries

In addition to creating rights for Plan participants ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate your Plan, called "fiduciaries" of the Plan, have a duty to do so prudently and in the interest of you and other Plan participants and beneficiaries. No one, including your employer or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a welfare benefit or exercising your rights under ERISA.

Enforce Your Rights

If your claim for a welfare benefit is denied or ignored, in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of the Plan documents or the latest annual report from the Plan and do not receive them within thirty (30) days, you may file suit in a Federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or Federal court. In addition, if you disagree with the Plan's decision or lack thereof concerning the qualified status of a domestic relations order or a medical child support order, you may file suit in a Federal court. If it should happen that you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a Federal court. The court shall decide who should pay court costs and legal fees. If you are successful the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.

Assistance with Your Questions

If you have any questions about your Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

The following additional details are provided to you for your information and possible use:

Name of Plan:	Cellectis S.A. Severance Plan
Type of Plan:	Welfare (Severance Benefits)
Plan Year:	January 1 – December 31
Recordkeeping:	The Plan and its records are kept on a fiscal year basis, January 1 – December 31.
Source of Contributions:	The Plan is unfunded and the Company pays for the cost of the benefits.
Plan Sponsor:	Cellectis S.A. 8 rue de la Croix Jarry 75013 Paris +33 (0)1 81 69 16 00

ANNEX A

RELEASE AND SEPARATION AGREEMENT

(for employees covered by the Cellectis SA, Inc. Severance Plan)

This Release and Separation Agreement (this "Agreement") is made and entered into by and between Cellectis SA, Inc. (the "Company"), and the undersigned employee ("you"). All capitalized terms used in this Agreement that are not defined herein shall have the same respective meanings as set forth in the Cellectis S.A. Severance Plan, effective DATE (the "Severance Plan").

1. Termination of Employment. Your employment with and services to the Company and its affiliates shall terminate on [DATE] (the "Termination Date"). Except as set forth herein, your eligibility to participate in the benefit plans and programs of the Company and its affiliates will terminate as of the Termination Date. Except as set forth in this Agreement, you acknowledge that you have received all compensation and benefits to which you are entitled from the Company and its affiliates. The Company and you agree that your termination of employment with the Company and its affiliates as of the Termination Date shall constitute a Severance under the Severance Plan.

2.
Payments and Benefits. Provided that you execute this Agreement and it becomes effective in accordance with Section 7, the Company shall pay and provide, or cause to be paid and provided, to you the payments and benefits set forth in Sections II. A and II. B of the Severance Plan, Appendix B, in each case, in accordance with, subject to the terms and conditions of, and at the times set forth in Sections II. B of the Severance Plan, Appendix B. You acknowledge and agree that except for the payments referenced in this Section II, you shall have no right to receive any severance or change in control payments or benefits from the Company or any of the other Releasees (as defined below).

3.
Release.

a.
In consideration for the payments and benefits referred to in Section II, you, on behalf of yourself and your heirs, executors, administrators, successors and assigns, hereby irrevocably and unconditionally release the Releasees (as defined in Section ) from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, causes of action, rights, costs, losses, debts and expenses of any nature whatsoever, known or unknown, which you or your heirs, executors, administrators, successors or assigns ever had, now have or hereafter can, will or may have (either directly, indirectly, derivatively or in any other representative capacity) by reason of any matter, fact or cause whatsoever against the Releasees (collectively, "Claims"): (i) arising from the beginning of time to the time you sign this Agreement, including, but not limited to (A) any such Claims relating to or arising out of your employment with the Company or any of the other Releasees, (B) any such Claims arising under any foreign, federal, state or local labor, employment, or anti-discrimination laws or any other laws including, without limitation, the federal Age Discrimination in Employment Act ("ADEA"), the Older Workers Benefit Protection Act, the Employee Retirement Income Security Act, the

Americans with Disabilities Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Equal Pay Act, the Worker Adjustment and Retraining Notification Act, the Immigration and Reform Control Act, the Uniformed Services Employment and Re-Employment Act, and the Rehabilitation Act of 1973, each as amended and including each of their respective implementing regulations, and (C) any such Claims arising under tort, contract, or quasi-contract law, including but not limited to, claims for breach of contract (both express and implied), breach of any covenant of good faith and fair dealing (both express and implied), promissory estoppel, fraud, negligent or intentional infliction of emotional distress, negligent or intentional misrepresentation or unfair business practices, and any such Claims for attorneys' fees and punitive or consequential damages; (ii) relating to or arising out of the termination of your employment with the Company or any of the other Releasees; or (iii) relating to or arising under any policy, agreement, plan, contract, understanding or promise, written or oral, formal or informal, between any Releasee and you. It is further understood and agreed that, notwithstanding any statute or common law principle, and for the purpose of implementing a full and complete release and discharge of all claims, you expressly acknowledge that this release is intended to include in its effect, without limitation, all Claims which you do not know or suspect to exist in your favor at the time of execution hereof, and that the release agreed upon herein contemplates the full extinguishment of your Claims.

b.
Notwithstanding the foregoing, the Company and you recognize that nothing contained in this Section 3 shall in any way release or discharge: (i) your right to bring any Claim that cannot be waived under applicable law; (ii) your right to enforce, or bring any Claim for breach of, this Agreement; or (iii) your right to any vested benefits to which you may be entitled under any qualified retirement or pension plan of the Company or its affiliates.

c.
For purposes of this Agreement, "Releasees" shall mean the Company and each of its affiliates, subsidiaries and joint ventures, and all of their respective predecessors, successors and assigns, and all of their respective past and present owners, investors, shareholders, directors, officers, partners, members, employees, agents, attorneys and representatives.

4.
Voluntary Agreement; Attorney Consultation.

a.
You acknowledge that (i) the Company has advised you to consult with an attorney of your own choosing before signing this Agreement, (ii) you have been given the opportunity to seek the advice of counsel, (iii) you have carefully read and fully understand all of the provisions of this Agreement, (iv) the release provided herein specifically applies to any rights or claims you may have against the Releasees pursuant to the ADEA, (v) you are entering into this Agreement knowingly, freely and voluntarily in exchange for good and valuable consideration to which you are not otherwise entitled, and (vi) you have the full power, capacity and authority to enter into this Agreement.

b.
[This Agreement is being offered to you in connection with a group termination. In accordance with 29 C.F.R. § 1625.22, attached hereto as [Attachment A]

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is a listing of the ages and job titles of persons who were selected for this termination program and persons in the same decisional unit who were not selected for this termination program.]1

5.
Future Employment. You agree that the Company will not provide you with recall rights or any other right to future employment at the Company or any of its affiliates, and that you will not be given any preference or priority with respect to any future job openings that may arise.

6.
Entire Agreement; Governing Law. You agree that: (a) this Agreement constitutes the entire agreement between you and Company with respect to the subject matter of this Agreement, without regard to any other oral or written information that you may have received about this Agreement; (b) if any part of this Agreement is declared to be unenforceable, all other provisions of this Agreement shall remain enforceable; and (c) this Agreement shall be governed by federal law and by the internal laws of the State of Delaware, irrespective of the choice of law rules of any jurisdiction.

7.
Period of Review and Revocation Rights. You understand and agree that you have twenty-one (21) days[, or forty-five (45) days if in connection with a group termination,] following your receipt of this Agreement to consider whether to sign this Agreement, although you may sign it sooner (but in no event earlier than the Termination Date). For a period of seven (7) days after the date on which you signed it, you may, in your sole discretion, rescind this Agreement by delivering a written notice of rescission to Company and delivered to [NAME/ADDRESS] no later than seven (7) calendar days after you have signed this Agreement. If you rescind this Agreement within seven (7) calendar days from the date you have signed the Agreement, this Agreement shall be null and void in its entirety and you will not receive the payments and benefits referred to in Section 2, and neither this Agreement nor the fact of or circumstances surrounding its execution shall be admissible for any purpose whatsoever in any proceeding between the parties, except in connection with a claim or defense involving the validity or effective rescission of this Agreement. If you do not rescind this Agreement pursuant to this Section 7, this Agreement shall become final and binding and shall be irrevocable on the eighth (8th) calendar day following the date of your execution of this Agreement.

8.
Return of Company Property. You acknowledge the obligation to return all information, data, files, documents, equipment, and any other Company property, and confirm that you have done so or agree to take all necessary steps to accomplish the same.

9.
Confidentiality and Inventions Agreement. You acknowledge and reaffirm your obligations under the [Employee Non-Competition, Non-Solicitation, Confidentiality and Inventions Agreeement or Agreement Protecting Company Information and

1 Note to Draft: Include only when there is a group termination of two or more employees.

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Non-Competition]2 between you and the Company. You agree, for a period of one year following the Termination Date, to inform the Plan Administrator of the identity of any new employer, and you agree to affirmatively disclose your obligations under the Confidentiality and Inventions Agreement to all future employers for so long as such obligations remain in effect. You understand and agree that, to the extent permitted by law and Section 12, the contents of the negotiations and discussions resulting in this Release shall be maintained as confidential by you and your agents and representatives and shall not be disclosed except as otherwise agreed to in writing by the Company.

10.
Non-Disparagement. You understand and agree that, to the extent permitted by law and section 12, you will not, in public or private, make any false, disparaging, derogatory or defamatory statements, online (including, without limitation, on any social media, networking, or employer review site) or otherwise, to any person or entity, including, but not limited to, any media outlet, industry group, financial institution or current or former employee, board member, consultant, client or customer of the Company, regarding the Company or any of the other Releasees, or regarding the Company's business affairs, business prospects, or financial condition.

11.
Cooperation. You agree that, to the extent permitted by law, you shall cooperate fully with the Company in the investigation, defense or prosecution of any claims or actions which already have been brought, are currently pending, or which may be brought in the future against the Company by a third party or by or on behalf of the Company against any third party, whether before a state or federal court, any state or federal government agency, or a mediator or arbitrator. Your full cooperation in connection with such claims or actions shall include, but not be limited to, providing truthful information, being available to meet with the Company's counsel, at reasonable times and locations designated by the Company, to investigate or prepare the Company's claims or defenses, to prepare for trial or discovery or an administrative hearing, mediation, arbitration or other proceeding and to act as a witness when requested by the Company. You further agree that, to the extent permitted by law, you will notify the Company promptly in the event that you are served with a subpoena (other than a subpoena issued by a government agency), or in the event that you are asked to provide a third party (other than a government agency) with information concerning any actual or potential complaint or claim against the Company.

12.
Permitted Disclosures.

a.
Pursuant to 18 U.S.C. § 1833(b), you shall not have criminal or civil liability under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. You understand that if you file a lawsuit for retaliation by the Company or its affiliates for reporting a suspected violation of law, you

2 Note to Draft: List applicable agreement.

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may disclose the trade secret to your attorney and use the trade secret information in the court proceeding if you (x) file any document containing the trade secret under seal, and (y) do not disclose the trade secret, except pursuant to court order. Nothing in this Agreement or any other agreement by and between the Company or its affiliates and you is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets expressly allowed by such section.

b.
Further, nothing in this Agreement or any other agreement by and between the Company or any of its affiliates and you shall prohibit or restrict you from (i) voluntarily communicating with any government agency, including the Securities and Exchange Commission ("SEC"), or any self-regulatory organization regarding possible violations of law, in each case without advance notice to the Company, (ii) recovering a SEC whistleblower award as provided under Section 21F of the Securities Exchange Act of 1934, or (iii) disclosing any confidential information to a court or other administrative or legislative body in response to a subpoena, provided that you first promptly notify and provide the Company with the opportunity to seek, at the sole expense of the Company, to challenge the subpoena or obtain a protective order limiting its disclosure, or other appropriate remedy.

13.
Third Party Beneficiaries. Each of the Releasees is a third party beneficiary to this Agreement and has the right to enforce any of the provisions of this Agreement applicable to such entity or person.

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IN WITNESS WHEREOF, this Agreement is executed by you and the Company on the below written date(s).

_________________________________	Cellectis SA, Inc.
[Employee Name]	By: _____________________________
Date: _____________________	Name: __________________________
Title: ___________________________ Date: ___________________________

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